File Nos. 333-265380; 811-23808

Peak Income Plus Fund (the “Fund”)

(PIPFX)

Supplement dated February 24, 2023

to the Prospectus and Statement of Additional Information both dated December 15, 2022

The Prospectus and Statement of Additional Information for the Fund are hereby amended to reflect changes to the Board of Trustees and counsel for the Trust and the Independent Trustees. Certain initial members of the Board who served from the organization of the Fund resigned effective February 21, 2023 and the Board has been reconstituted as reflected herein.

Prospectus Updates:

The disclosure under the section entitled “Management of the Fund” is hereby deleted and replaced with the following information:

MANAGEMENT OF THE FUND

Trustees and Officers

The Board is responsible for the overall management of the Fund, including oversight of the duties performed by the Adviser. The Board is comprised of six Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and overseeing the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management of the Fund” in the Statement of Additional Information.

The disclosure under the section entitled “Legal Matters” is hereby deleted and replaced with the following information:

LEGAL MATTERS

Practus, LLP, 11300 Tomahawk Creek Parkway, Ste. 310, Leawood, Kansas 66211, serves as legal counsel to the Fund and the Independent Trustees.

Statement of Additional Information Updates:

The disclosure under the section entitled “Management of the Fund” is hereby deleted and replaced with the following information:

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Amended and Restated Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of six individuals, two of whom are “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President/ Principal Executive Officer, a Secretary, and a Treasurer / Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Kenneth G.Y. Grant – Mr. Grant, an Independent Trustee of the Trust since its inception in 2022, currently serves as Chairman of the Board. Mr. Grant has over 40 years of executive leadership experience, founding and leading multiple financial services firms. Previously, he was an Executive Vice President of a retirement benefit plan administrator, and a Director, Executive Vice President and Chief Officer Corporate Development for a trust company that sponsors private investment products. He was also a Director, Executive Vice President and Chief Officer Corporate Development for a firm administering more than US$1 trillion in global pension, endowment, corporate, public and other commingled assets. He was also an Executive Vice President of a retirement association serving multiple employers. Mr. Grant is a Trustee and member of the Presbytery of Boston, Presbyterian Church (USA), Chair of the Investment Committee of the Massachusetts Council of Churches and previously a member of the Board, Lift Up Africa. He is a member, Dean’s Advisory Board, Boston University School of Theology and a Director, Oceana Palms Condominium Association, Inc. Mr. Grant has been a Director of Standpoint Multi-Asset (Cayman) Fund, Ltd. since 2019. He has been an Independent Trustee of the Unified Series Trust since 2008, currently serves as Chairman its Governance & Nominating Committee, and served as Chairman of the Board of Unified Series Trust from January 2017 to May 2022. He has a B.A. in Psychology from Syracuse University, a ThM in Theology and Ethics from Boston University and a M.B.A. from Clark University. Mr. Grant was selected to serve as a Trustee based primarily on his experience in investment and trust product development and administration, and financial service and retirement plan management.

David R. Carson – Mr. Carson has been an Interested Trustee of the Trust since its inception 2022. Since 2013, Mr. Carson has been a Senior Vice President and Vice President of Client Strategies at Ultimus Fund Solutions, LLC, the Trust’s current administrator. Mr. Carson served in other capacities, including chief compliance officer and chief operations officer, for other registered investment companies from 1994 to 2013. He has been an Interested Trustee of Unified Series Trust since 2020 and served as its President from 2016 until August 2021. Mr. Carson has an A.B in English from Kenyon College. Mr. Carson was selected to serve as a Trustee based primarily on his experience in compliance, operations and fund servicing for registered investment companies.

Roger Brown – Mr. Brown has been an Independent Trustee of the Trust since February 2023. Since 2008, Mr. Brown has served as President of ACS Laboratory, LLC (a testing laboratory). Prior to that he was President of CMB Additives, an animal feed additive manufacturer, from 2003 to 2006. In addition, he founded MD to You, a premier mobile physicians’ group that sent doctors on house calls throughout Florida. He has a bachelor’s degree from University of Florida. Mr. Brown was selected to serve as a Trustee based primarily on his experience as a manager and founder of a number of businesses.

Jeff Hollander – Mr. Hollander has been an Independent Trustee of the Trust since February 2023. Mr. Hollander currently is a private investor and serves as a board member on a number of charitable and local boards. Previously, he was the Executive Chairman of Hollander Home Fashions, a manufacturer of textile products, from 1981 to 2014. Mr. Hollander served as Chairman of NextLife Enterprises, a rigid and plastics recycler, from 2010 to 2014. He attended University of Pennsylvania - The Wharton School. Mr. Hollander was selected to serve as a Trustee based primarily on his experience as a private investor, manager and founder of a number of businesses.

Thomas Donino – Mr. Donino has been an Independent Trustee of the Trust since February 2023. Mr. Donino is currently a private investor and serves as a Director and Chairman of the Board of Enerteck Corporation, a manufacturer of fuel borne catalytic engine treatment system for diesel engines, from 2005 to present. Previously, he was Chief Executive Officer, FNY Capital Management, an investment firm, from 2012 to 2015 and Managing Partner, FNY Capital Management (1994-2019). He has a bachelor’s degree from Fairfield University. Mr. Donino was selected to serve as a Trustee based primarily on his extensive experience as a trader and manager of traders in the global commodity and equity markets.

Julian Rubinstein – Mr. Rubinstein has been an Interested Trustee of the Trust since February 2023. Mr. Rubinstein is currently the President and Founder of American Asset Management, Inc., the investment adviser to the Fund. Mr. Rubinstein has over 20 years of experience as an investment adviser to individuals and corporations on their investments and 401(k) plans. He has a B.S. degrees in marketing, law and public policy and speech communication from the Syracuse University Martin J. Whitman School of Management. Mr. Rubinstein was selected to serve as a Trustee based primarily on his 20+ years of experience as an investment adviser to individuals and corporations.

Independent Trustee Background. The following table provides information regarding the Independent Trustees.

Name, Address, (Age), Position with Trust, Term of Position with Trust	Principal Occupation During Past 5 Years and Other Directorships
Kenneth G.Y. Grant Birth Year: 1949 TRUSTEE; INDEPENDENT CHAIR Began Serving: May 2022

Principal Occupation(s): Independent Trustee, Unified Series Trust (2008 - present); Director, Standpoint Multi-Asset (Cayman) Fund, Ltd. (2019 - present); Director, Advisors Charitable Gift Fund (2020 - present), a Donor Advised Fund.

Previous Position(s): EVP, Benefit Plans Administrative Services, Inc., provider of retirement benefit plans administration (2019 - 2020); Director, Northeast Retirement Services (NRS) LLC, a transfer agent and fund administrator; and Director, Global Trust Company (GTC), a non-depository trust company sponsoring private investment products (2003 - 2019); EVP, NRS (2003 - 2019); GTC, EVP (2008 - 2019); EVP, Savings Banks Retirement Association (2003 - 2019), provider of qualified retirement benefit plans.

Roger Brown Birth Year: 1960 TRUSTEE Began Serving: February 2023

Principal Occupation(s): President, ACS Laboratory LLC (testing laboratory) (2008 – Present)

Previous Position(s): President, CMB Additives (animal feed additive manufacturer) (2003– 2006); Founder, MD to You (1996-2003)

Thomas Donino Birth Year: 1961 Trustee Began Serving: February 2023

Principal Occupations(s): Private Investor (2019-present); Director and Chairman of the Board of Enerteck Corporation (manufacturer of fuel borne catalytic engine treatment system for diesel engines) (2005-present)

Previous Position(s): Chief Executive Officer, FNY Capital Management (investment firm) (2012-2015); Managing Partner, FNY Capital Management (1994-2019); Trader at Gruntal & Co. (investment management and brokerage) (1984-1994)

Jeff Hollander Birth Year: 1961 TRUSTEE Began Serving: February 2023

Principal Occupations(s): Private Investor (2009-present); Founding Member, Boca Raton Police Foundation (2013-present); Board Member, Boca Raton Regional Hospital (2012-present); Financial Advisory Board Member, Town of Highland Beach (2018-present)

Previous Position(s): Executive Chairman, Hollander Home Fashions (manufacturer of textile products) (1981-2014); Chairman, NextLife Enterprises (rigid and plastics recycler) (2010-2014)

Interested Trustees Background. The following table provides information regarding the Interested Trustees.

Name, Address, (Age), Position with Trust, Term of Position with Trust	Principal Occupation During Past 5 Years and Other Directorships
Julian Rubinstein* Birth Year: 1962 TRUSTEE Began Serving: February 2023

Principal Occupation(s): President and Founder, American Asset Management, Inc. (registered investment adviser) (1998 to present).

Previous Position(s): Operational Partner Sun Capital Partners, (1998-2000), Chairman & CEO American Shower & Bath, Corp. (1984-1998)

David R. Carson** Birth Year: 1958 TRUSTEE Began Serving: May 2022

Principal Occupation(s): Senior Vice President Client Strategies of Ultimus Fund Solutions, LLC (2013 - present); and President of Unified Series Trust (January 2016 to August 2021). Interested Trustee of Unified Series Trust (since 2020); Interested Trustee of Ultimus Managers Trust (2020 - present); Interested Trustee, Mammoth Institutional Credit Access Fund and Mammoth Institutional Equity Access Fund (November, 2022 - present).

*	Mr. Rubinstein is considered an “interested person” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act because of his relationship with the Trust’s investment adviser.
**	Mr. Carson is considered an “interested person” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act because of his relationship with the Trust’s principal underwriter.

Board Committees

As part of its efforts to oversee risk management associated with the Trust, the Board has established the Audit Committee, the Pricing & Liquidity Committee, and the Governance & Nominating Committee as described below:

●	The Audit Committee consists of Messrs. Brown, Donino and Hollander. The Audit Committee is responsible for overseeing the Trust’s accounting and financial reporting policies and practices, internal controls and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of financial statements and the independent audits of the financial statements; and acting as a liaison between the independent auditors and the full Board.

●	The Pricing & Liquidity Committee is responsible for reviewing and approving fair valuation determinations. The Pricing & Liquidity Committee currently consists of Messrs. Grant, Donino and Carson except that any one member of the Pricing & Liquidity Committee constitutes a quorum for purposes of reviewing and approving a fair value.

●	The Governance & Nominating Committee currently consists of all of the Independent Trustees. The Governance & Nominating Committee is responsible for overseeing the composition of the Board and qualifications and independence of its members, compensation, education and other governance matters, as well as succession of Board members. The Committee currently does not accept recommendations of nominees from shareholders.

The Audit Committee typically meets twice per year while the Pricing & Liquidity Committee meets at least quarterly. Each Committee reviews reports provided by administrative service providers, legal counsel and independent accountants, as applicable. The Governance & Nominating Committee meets on an as needed basis. All Committees report directly to the full Board.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of the date of February 23, 2023.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Kenneth G.Y. Grant	None	None
Roger Brown	None	None
Thomas Donino	None	None
Jeff Hollander	None	None
Julian Rubinstein	$50,001 to $100,000	$50,001 to $100,000
David R. Carson	None	None

Compensation

The Board meets quarterly. Each Trustee who is not affiliated with the Trust or Adviser (each an “Independent Trustee”) will receive an annual fee of $2,685, the Chairman of the Board shall receive an annual fee of $6,000 and each chairman of a committee shall receive an annual fee of $3,135, as well as reimbursement for any reasonable expenses incurred attending the meetings. None of the executive officers receive compensation from the Trust. The Independent Trustees shall receive additional fees for any special Board Meetings convened during the year.

The table below details the amount of compensation the Trustees expect to receive from the Trust during the fiscal period ending September 30, 2023. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Trustees
Kenneth G.Y. Grant	$3,000	None	None	$3,000
Roger Brown	$1,568	None	None	$1,568
Thomas Donino	$1,568	None	None	$1,568
Jeff Hollander	$1,568	None	None	$1,568
Dave Carson	None	None	None	None
Julian Rubinstein	None	None	None	None

The disclosure under the sub-section entitled “Legal Counsel”, which is found within the section “Other Information”, is hereby deleted and replaced with the following information:

OTHER INFORMATION

Legal Counsel

Practus, LLP, 11300 Tomahawk Creek Parkway, Ste. 310, Leawood, Kansas 66211, serves as legal counsel to the Fund and the Independent Trustees.

Investors Should Retain This Supplement for Future Reference